Filed By Micron Electronics, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Interland, Inc.
Commission File No. 333-61368

Representatives of Micron Electronics are using the slides attached as Exhibit A hereto in connection with some of their discussions of the proposed acquisition by Micron Electronics of Interland.

EXHIBIT A

Micron Electronics / HostPro

Completing the Transformation

June 2001

Safe Harbor

Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include but are not limited to the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions, certain merger synergies and expected future operating results for the combined company including expected levels for EBITDA and cash and ARPU and revenue growth), and the expected market opportunity for the combined company. Actual results may differ materially from those contained in the forward-looking statements in this document. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, the ability to operate within budgeted expense levels both before and after the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the merger to close due to the failure to obtain stockholder approvals or for other reasons, delays in closing the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, investments in new business opportunities, the impact of liabilities that could carry over from Micron Electronics' discontinued operations and risks associated with the growth of the Web hosting market. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Company Overview

	Micron Electronics	Interland
Description:	Pure play Web hosting for SMEs	Pure play Web Hosting for SMEs
Ticker:	MUEI (Nasdaq NM)	ILND (Nasdaq NM)
Market Cap:[(1)]	$126 Million	$46 million
Headquarters:	Nampa, ID	Atlanta, GA

(1) Stock price as of 6/20/01. Based on primary shares outstanding as of latest respective 10-Q.

Investment Highlights

- Multibillion dollar market opportunity
- Industry leadership
  - #1 business-class hosting company
- Comprehensive portfolio of value-added services
- Powerful channel partners
- Strongly capitalized – Projected $200+/- million in cash at closing
- Clear path to profitability
- Proven management team

Accomplishments

- August 1999 — HOSTPRO — (Acquisition)
- September 1999 — micron Internet Services, A HostPro Company — (Acquisition)
- December 1999 — LightRealm, A HostPro Company — (Acquisition)
- March 2000 — Worldwide Internet — (Acquisition)
- March 2001 — interland, We make the Web work for you. — (Acquisition)
- April 2001 — SPECTEK — (Divestiture)
- May 2001 — micronpc — (Divestiture)

SME: Fastest-Growing, Most Underserved Portion of the Web Hosting Market


SME sector represents
$23 billion of a $25 billion market
($ in Billions)
$16
$14
$12
$10
$8
$6
$4
$2
$0
CAGR = 67%
1999
2000
2001
2002
2003
2004
Small Business
Medium Business
Large Business

Sources: IDC Web Hosting Forecast, Dec. 2000.

Top Players in Hosting

Creating a Leader in Business-class Hosting

#2

Company	Sites Hosted[1]
Verio (NTT)	400,000
HOSTPRO® + interland	236,000[2]
NetBenefit	120,000
XO Communications	105,000
Interliant	87,500
Virtual Internet	60,000
Inquent (SBC)	50,000

Source: CIBC World Markets, "Enhanced Data Services," Oct. 2000.
(1) As of June 2000.
(2) Interland March 31, 2001 / HostPro May 31, 2001

Competitive Landscape


Highly Scalable
Scalability
Custom 1-Off Solutions
Interland/HostPro
XO Comm.
Verio
Earthlink
Virtual Internet
Inquent
Net Benefit
Rackspace
Interliant
Intel
Exodus
Data Return
C&W
Genuity
IBM
Digex
3,000
100,000
200,000
300,000
400,000
Web Sites Hosted

Source: Individual Companies press releases.

HOSTPRO® interland

HostPro Strategic Construct

Lifetime Value (LTV)
Business Model

- ARPU, ARPU, ARPU
- Robust Marketing Database
- Strong Channel Program
- Low Acquisition Cost
- "J" Product Line



3rd Wave Vision
Corporate Goals
Operating Plan
Growth Capital

Service Satisfaction Leader

- Best Technical Support….Period
- Strong (Support & Billing) Systems
- Customer Focused Culture

Most Efficient Model

- Scale
- Standardized Platforms
- Robust Backoffice Systems
- Shrink Wrapped & Scalable Products

Value Proposition: Customer Migration Path


Partner Program
Reduce customer acquisition costs
Carriers
CLECs
VARs
Web Designers
Gross Margins
Shared Web Hosting
Customer Facing Applications
Managed Services
Business Process Applications
Customer Migration Path
Increase ARPU by selling higher margin services

HOSTPRO + interland

Sites Hosted Today


Paid Hosted Web Sites
250,000
200,000
150,000
100,000
50,000
0
Period I
Period II
Period III
Period IV
Interland
HostPro
Combined

236,000 paid hosted Web sites combined

	HostPro	Interland
Period I	Jun 1 – Aug 31, 2000	Apr 1 – Jun 30, 2000
Period II	Sep 1 – Nov 30, 2000	Jul 1 – Sep 30, 2000
Period III	Dec 1 – Mar 1, 2001	Oct 1 – Dec 31, 2000
Period IV	Mar 2 – May 31, 2001	Jan 1 – Mar 31, 2001

Strong Channel Distribution Partnerships

Channel	Market Opportunity
MCI WORLDCOM verizon Major, Well Funded CLEC Private label Road Runner	➢ Private Label & Co-Branded Opportunities with Major Telecommunications Players – RBOCs, ILDs, CLECs, Cable ➢ Access to More than 3M SME Customers through these Channels ➢ Leveraging Each Partner's Sales Force ➢ Lowers Cost of Acquisition

Powerful Combination

- #1 provider of business-class hosting solutions to the SME market
- Largest # of dedicated-hosting customers in the industry, with more than 2,100
- 236,000 paid hosted Web sites
- More than 120,000 customer accounts
- Coast-to-coast data center presence with high-end managed services

Strong Cash Position

- Shared and managed hosting will be profitable for large scale providers
- Not a colocation play, so minimal capital expenditures required
- HostPro projected to bring approximately $200+ million to the deal at close
- Combined business plan projects a significant cash balance well above $100 million when the Company is completely cash flow positive early calendar year 2003

HostPro Management Team

Name	Position	Years of Experience	Background
Joel Kocher	CEO	24	Dell, Power Computing
David Buckel	SVP CFO	18	AppliedTheory, NYSERNet
Cliff Luckey	CTO	22	GTE, Aperian
Sid Ferrales	SVP HR	29	Dell, Digital Equipment
Barbara Gibson	VP PR/Marketing	17	WorldCom
Dennis Cavender	VP Integration	29	Amdahl, CyberCash
Garrett Mullins	VP Sales	22	COVAD
Robert Hollander	VP Business Dev.	27	WorldCom

Quarterly Revenue Growth



$30
$25
$20
$15
$10
$5
$0
($ in Millions)
$16.5
$19.6
$22.9
$24.9
$26.1
Period I
Period II
Period III
Period IV
Period V
Interland
HostPro
Combined

	HostPro	Interland
Period I	Mar 3 – May 30, 2000	Jan 1 – Mar 31, 2000
Period II	Jun 1 – Aug 31, 2000	Apr 1 – Jun 30, 2000
Period III	Sep 1 – Nov 30, 2000	Jul 1 – Sep 30, 2000
Period IV	Dec 1 – Mar 1, 2001	Oct 1 – Dec 31, 2000
Period V	Mar 2 – May 31, 2001	Jan 1 – Mar 31, 2001

HOSTPRO® + interland

Increasing ARPU – LTV Model



$700
$690
$680
$670
$660
$650
$640
$630
$620
$610
$645
$643
$664
$693
Period I
Period II
Period III
Period IV

	HostPro	Interland
Period I	Dec – Feb, 2000	Jan – Mar, 2000
Period II	Mar – May, 2000	Apr – Jun, 2000
Period III	Jun – Aug, 2000	Jul – Sep, 2000
Period IV	Sep – Nov, 2000	Oct – Dec, 2000

Note: LTV = Lifetime Value Model.

Compelling Revenue Story

($ in Millions)

	Annualized Revenues(1)	Growth(2)
HostPro	$61.6	11.1%
Interland	43.6	7.7%
Combined	$105.2	

(1) HostPro revenue annualized from its third quarter ended 5/31/01. Interland revenue annualized from its first quarter ended 3/31/01.

(2) Average sequential last four quarters.

Pro Forma Capitalization

($ in Millions)

	As of last Q (2)
Cash and Cash Equivalents(1)	$229.8
Current Debt	$6.7
Long Term Debt	8.1
Total Debt	$14.8
Total Stockholders' Equity	$355
Total Capitalization	$370
Total Debt / Total Capitalization	4.0%

Note: Pro forma for acquisition of Interland.
(1) Includes cash and cash equivalents, liquid investments and restricted cash.
(2) As of 3/31/01 for Interland & 5/31/01 for HostPro

HOSTPRO® + interland

Financial Summary

- Combined Companies will be EBITDA positive within 12 months after combination
- Dramatic ARPU increase in our managed and shared products
- Combined 10% sequential growth for the new Companies positions us strongly
- Significant cash balance with minimal debt separates us from our competitors

Investment Highlights

- Multibillion dollar market opportunity
- Industry leadership
  - #1 business class hosting company
- Powerful channel partners
- Strongly capitalized – Approximately $200+/- million in cash at close
- Clear path to profitability
- Comprehensive portfolio of value-added services
- Proven management team

Where you can find additional information:

Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. Micron Electronics has filed a Form S-4 registration statement with the Securities and Exchange Commission (which has not yet been declared effective), and Micron Electronics and Interland expect to mail a joint proxy statement/prospectus about the merger to their respective stockholders. Such joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. The Proxy Statement for the 2000 Annual Meeting is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. The Form 10-K, as amended, is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.